Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Jurny, Inc.
5161 Lankershim Blvd
North Hollywood, CA 91601
https://www.jurny.com/

Up to $1,742,515.88 in Common Stock at $1.61
Minimum Target Amount: $14,998.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Jurny, Inc.
Address: 5161 Lankershim Blvd, North Hollywood, CA 91601
State of Incorporation: DE
Date Incorporated: November 21, 2018

Terms:

Equity

Offering Minimum: $14,998.76 | 9,316 shares of Common Stock
Offering Maximum: $1,742,515.88 | 1,082,308 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.61
Minimum Investment Amount (per investor): $499.10

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Combo Perks

Invest $500+ in first 2 weeks & receive 5% bonus shares

Invest $1,000+ in first 2 weeks & receive 10% bonus shares

Invest $2,500+ in first 2 weeks & receive 15% bonus shares

Invest $5,000+ in first 2 weeks & receive 20% bonus shares

Volume Perks

Invest $1000+ & receive 5% bonus shares

Invest $2500+ & receive 20% discount on Jurny & an additional 10% bonus shares

Invest $5000+ & receive 20% discount on Jurny & an additional 15% bonus shares

Invest $10k+ & receive 20% discount on Jurny, a 1 - on - 1 call with the CEO & an additional 20% bonus shares

Reservations Perk

Reservation holders will receive 5% bonus shares

Loyalty Perks

Existing Investors will receive 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their

IRA account.

The 10% StartEngine Venture Club Bonus

Jurny, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $161. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Jurny, Inc. ("Jurny" or the "Company") is a Delaware corporation that specializes in powering operations and modern guest experiences for some of the world's most exceptional independent hotel brands, vacation, and short-term rental (STR) properties.

The Company's innovative business model consists of a comprehensive tech-driven platform tailored for the property management industry, with a focus on enabling hotel and Airbnb hosts to optimize operations and enhance guest experiences. Jurny's advanced technology, including its one-click onboarding, IoT Hub, AI assistant powered by GPT-4, and a unique free monthly cost offering, positions it as a trailblazer in the market. The Company developed its technology by utilizing its own systems for management of the physical properties along with utilization of its platform. The Company is now in a position to discontinue its property management service and focus on growing the adoption of the platform by hotel and Airbnb hosts.

The Company's services are accessible to hosts and property managers across the United States, empowering them to reduce inefficiencies and operational costs, improve guest satisfaction, and maximize their revenue potential. With a robust track record of accomplishments, such as a 5x customer growth rate over the last 9 months and $2.2 million in contracted ARR with 100% user growth in the last month, Jurny believes it's poised to revolutionize the property management industry.

Corporate History

The Company was originally founded as GuestWiser, LLC on April 21, 2011, as a California limited liability company. On November 21, 2018, the Company restructured the business by incorporating under the laws of the state of Delaware as GuestWiser, Inc. and organizing the California LLC entity as a wholly-owned subsidiary of the Delaware GuestWiser, Inc. entity.

On February 19, 2020, the Company changed its legal name to Jurny, Inc.

Competitors and Industry

Industry Overview:

In the ever-changing hospitality industry, where guest satisfaction and efficient operations are key to success, we feel Jurny is a game-changer. This year alone, hotels and Airbnb hosts are expected to incur $355 billion in inefficient operational costs. (Source) We believe Jurny's AI-powered property management solution is positioned to transform the hospitality industry by streamlining operations, elevating guest experiences, and recovering billions in otherwise lost revenue.

Source:
https://www.ahla.com/issues/travel-and-tourism

Competitors

The Company has several major competitors in the property management and hospitality market. Some of the top competitors in our industry include:

(1) Airbnb

(2) Booking.com

(3) Expedia Group

(4) Marriott International

(5) Hilton Worldwide

Airbnb is the industry leader and the Company's primary competition in the short-term rental and property management industry. Booking.com also owns a significant share of the market in the online travel and accommodation booking sector. Marriott International and Hilton Worldwide are major players in the traditional hotel industry.

Despite the present competitive landscape, the Company stands out in the property management and hospitality industry because it addresses a unique niche within the market by offering a comprehensive, tech-driven solution that combines property management with advanced technology tools, including an IoT Hub and AI assistant powered by GPT-4. This focus on streamlining operations, optimizing guest experiences, and offering a free starting monthly cost in our view provides Jurny with a competitive advantage, making it an attractive choice for property hosts seeking a holistic, innovative solution.

Current Stage and Roadmap

Current Stage

Jurny, Inc. is an operational company that currently provides its all-in-one property management platform to property hosts, including hotels and Airbnb hosts. We have a working platform in existence that empowers hosts to streamline their property management operations and enhance guest experiences. Our technology-driven solution is actively serving customers, with a strong focus on leveraging advanced technologies like our IoT Hub and AI assistant powered by GPT-4 to provide cutting-edge services to our users. We have already established a strong presence in the market and are actively generating sales.

Future Roadmap:

In the coming years, Jurny's focus is on expanding our market presence, launching new features, and growing our user base. We have several new service enhancements planned over the next 12 months, including the introduction of additional property management tools and AI-driven guest experience improvements. Our goal is to remain at the forefront of the property management and hospitality industry by continually enhancing our offerings to benefit both hosts and guests.

The Team

Officers and Directors

Name: Luca Zambello

Luca Zambello's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer & Board Member
  Dates of Service: January, 2019 - Present
  Responsibilities: Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. As an expert in AI within the hospitality industry, Luca has been featured in Forbes, Entrepreneur, Bloomberg and other major industry publications. Salary: 190,000 Equity: 2,500,000 common stock

Other business experience in the past three years:

- Employer: GuestWiser
  Title: CEO & Cofounder
  Dates of Service: April, 2017 - January, 2019
  Responsibilities: This was a management company that then gave birth to Jurny.

Name: John G. Waller

John G. Waller's current primary role is with Okapi Capital. John G. Waller currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member

Dates of Service: December, 2018 - Present
Responsibilities: Previous investor & board director.

Other business experience in the past three years:

- Employer: Okapi Capital
  Title: Partner
  Dates of Service: October, 2016 - Present
  Responsibilities: Venture Capitalist

Name: Erik Rannala

Erik Rannala's current primary role is with Mucker Capital. Erik Rannala currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2019 - Present
  Responsibilities: Investor & Board member

Other business experience in the past three years:

- Employer: Mucker Capital
  Title: Co-Founder & Partner
  Dates of Service: September, 2011 - Present
  Responsibilities: Co-Founder & Partner

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell

your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be

material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers,

gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-

quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Existing and potential litigation
Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offering of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

The Company has not authorized the creation of Series Seed-3 Preferred Stock.
The Company has issued convertible securities, including Convertible Notes that matured on May 1, 2024, that are to be converted into Series Seed-3 Preferred Stock. The Third Amended and Restated Certificate of Incorporation did not

authorize the creation of Series Seed-3 Preferred Stock. The Certificate of Incorporation will have to be amended to allow for the creation of the Series Seed-3 Preferred Stock before the issued convertible securities can convert. The rights of the Series Seed-3 Preferred Stock may be substantially different than the rights of investors in this Offering.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

The Company has pivoted away from a line of business that generated most of its historical revenue.
The Company began operations using a hybrid model comprised of physical management of properties accompanied by the use of our software platform. Historically, property management generated the most revenue for the Company, however, the cost of that business exceeded the revenues generated. The Company has now pivoted to focus on its software platform, which management believes provides more opportunities for scale and growth. There is no guarantee that this pivot to focus on the Company's software platform will result in sustained revenue or profitabiltiy.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.
As a software provider in the travel and tourism sector, the Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases, could adversely affect the financial condition of the Company, resulting in a reduced value of the Common Stock.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Luca Zambello	3,385,417	Common Stock	23.5%
Mucker Early II, L.P.	3,048,781	Series Seed-2 Preferred Stock	21.9%

The Company's Securities

The Company has authorized Common Stock, WeFunder Convertible Note , Convertible Notes 2022, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,082,308 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 6,077,241 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,402,517 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 509,709 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding DOES NOT include 1,866,137 shares which will likely be reserved for issuance by the Company while the Regulation Crowdfunding offering is open and live. Please see the Dilution section of this Offering Memorandum, below, for further information on how this may affect your investment.

Further, the Company has authorized that upon the closing of the open concurrent offering, a five-year warrant shall issue to an existing shareholder to purchase a number of shares of the Company's Common Stock equal to 5% of the Company's fully diluted capitalization (post-Closing) with a per share exercise price equal to $0.01 (the "Okapi Warrant"). See the Liquidity & Capital Resources section of the Financial Information portion of this Offering Memorandum, below, for further information.

Please see the Company's Third Amended and Restated Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F, for further information on this class of securities rights and privileges.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

WeFunder Convertible Note

The security will convert into Series seed-3 preferred stock and the terms of the WeFunder Convertible Note are outlined below:

Amount outstanding: $1,184,140.00
Maturity Date: May 01, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00

Conversion Trigger: Qualified Financing - see Other Material Rights below

Material Rights

These convertible securities are expected to convert into shares of Series Seed-3 Preferred Stock while this Reg. Crowdfunding offering is open and live. Please see the Dilution section of this Offering Memorandum for how this may affect your investment.

Convertible Notes 2022

The security will convert into Series seed-3 preferred stock and the terms of the Convertible Notes 2022 are outlined below:

Amount outstanding: $2,402,351.80
Maturity Date: May 01, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified financing - see Other Material Rights below

Material Rights

These convertible securities are expected to convert into shares of Series Seed-3 Preferred Stock while this Reg. Crowdfunding offering is open and live. Please see the Dilution section of this Offering Memorandum for how this may affect your investment.

Series Seed Preferred Stock

The amount of security authorized is 2,243,970 with a total of 2,243,342 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock.

Material Rights

The total amount outstanding includes 102,372 shares to be issued pursuant to outstanding warrants

Dividends, liquidation, dissolution. Preferred shareholders are entitled to preference over shareholders of Common Stock.

Election of Directors. Holders of Preferred Stock, as a separate class, are entitled to elect one director of the Company (the "Series Seed Director").

Conversion. Preferred shareholders are entitled to options conversion rights and are subject to mandatory conversion restrictions.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,027,413 with a total of 1,027,413 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock.

Material Rights

The total amount outstanding includes 109,055 shares to be issued pursuant to outstanding warrants

Dividends, liquidation, dissolution. Preferred shareholders are entitled to preference over shareholders of Common Stock.

Conversion. Preferred shareholders are entitled to options conversion rights and are subject to mandatory conversion restrictions.

Series Seed-2 Preferred Stock

The amount of security authorized is 5,500,000 with a total of 5,543,716 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock.

Material Rights

The total amount outstanding includes 330,608 shares to be issued pursuant to outstanding warrants

Dividends, liquidation, dissolution. Preferred shareholders are entitled to preference over shareholders of Common Stock.

Election of Directors. Holders of Preferred Stock, as a separate class, are entitled to elect one director of the Company (the "Series Seed-2 Director").

Conversion. Preferred shareholders are entitled to options conversion rights and are subject to mandatory conversion restrictions.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
The Company is engaging in a concurrent offering of Series Seed-3 Preferred Stock in conjunction with this crowdfunding offering. Further, the Company is also contemplating increasing the amount of common shares reserved for issuance by the Company, which may occur while this offering is open. These events have the potential to further dilute investors' stake in the Company. Please see the Liquidity and Capital Resources Section for additional information. Additionally,
If the Company does issue additional shares or authorizes additional shares to be reserved for future issuance by the Company, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,184,140.00
  Use of proceeds: Startup Funds
  Date: June 13, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $2,402,351.80
  Use of proceeds: Startup funds
  Date: November 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,383,766 compared to $1,182,714 in fiscal year 2023. The decrease in revenue in 2023 can be attributed to a shift away from the Company's legacy business of property management services along with software services, which lowered revenues while the newer SaaS product began to scale.

The Company anticipates continued reduced revenues in 2024 associated with the full termination of its property management services. While the hybrid model of property management and software historically has generated the majority of the Company's revenue, management believes that this line of business was not sustainable and a focus on the SaaS product will allow for greater potential for scalable growth of the Company.

Cost of Sales

Cost of Sales for fiscal year 2022 was $572,323 compared to $396,936 in fiscal year 2023. This change is largely due to transitioning to focus on the SaaS product, which has greater potential for reduced Cost of Sales compared to the property management services.

Gross Margins

Gross margins for fiscal year 2022 were 58.64% compared to 66.4% in fiscal year 2023. The increase in gross margins in 2023 can be attributed to the shift of the business to scaling of the Company's SaaS product, which led to greater efficiency as it grew. We believe the gross margins will remain in a similar position, or possibly increase, moving forward as the Company has finished the move of its business to the SaaS product.

Expenses

Expenses for fiscal year 2022 were $4,505,261 compared to $3,933,104 in fiscal year 2023. The decrease in expenses in 2023 is mainly due to decreased personnel costs associated with reducing our focus on property management. With the full pivot that occurred in 2024, we anticipate continued decreases in personnel costs, while we will incur additional expenses associated with the development and support of the Saas product.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating stage. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future will be reduced in the short term as a result of the Company pivoting away from its property management business to focus on its Saas product.

However, past cash was primarily generated through a combination of sources, including revenues from services, equity investments, and sales. This diversified revenue stream reflects the Company's ability to monetize its services and attract equity investments, which are likely to continue as we expand our market presence. The historical cash flows demonstrate our ability to drive revenue through core business activities and secure investments to support growth.

Our goal is to further increase our potential for revenues by expanding our customer base through "freemium" services that can be leveraged into paying customers, and enhancing our product/service offerings. Additionally, we have experienced limited loss of customers as a result of moving away from property management services, with a majority of those customers continuing to be enrolled with our SaaS services.

We are committed to optimizing our cost structure, seeking additional funding as needed, and diligently managing expenses to ensure a sustainable and profitable future. Our growth strategy aligns with our historical ability to drive revenue, and we believe that this approach will continue to yield positive results.

We do not believe that the Company's historical cash flows are unrepresentative of what is to be expected in the future as the revenue generation model has shown consistency and adaptability in response to market changes and strategic improvements. Our diverse revenue sources provide stability and potential for growth, making us confident that the historical cash flows serve as a reliable indicator of future financial performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand is $272,437 as of 4/3/24.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our company operations as they will be primarily used to cover operational expenses and extend our runway, ensuring continued business operations and growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, approximately 100% will be made up of funds raised from the crowdfunding campaign if we raise our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 3 months. This estimate is based on a current monthly burn rate of approximately $100,000, covering expenses related to operational costs and salary expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 12 months. This estimate is based on a current monthly burn rate of $100,000, which is used to fund digital marketing efforts including advertising campaigns and influencer partnerships, expand payroll and cover current payroll expenses, and increase research and development investment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is in the process of converting its outstanding convertible notes and debt into Series Seed-3 Preferred Stock. Additionally, in February 2024, the Company raised $582,351.80 in capital by issuing convertible debt. This debt will also be converted into Series Seed-3 Preferred Stock at the same time as its existing convertible debt.

Once the above conversion occurs, the Company plans to appoint John Waller as the Executive Board Chairman. Additionally, OV3, LP will be issued a five-year warrant to purchase a number of shares of the Company's Common Stock equal to 5% of the Company's fully diluted capitalization (post-closing) with a per share exercise price equal to $0.01 (the "Okapi Warrant"). As of the date of this material amendment, the above issuance has not yet occurred.

Indebtedness

- Creditor: SQN Venture Income Fund II, & its Affiliates
  Amount Owed: $2,911,289.00
  Interest Rate: 12.5%
  Maturity Date: June 01, 2025
  As of 12/31/2023, the current portion of this debt was $2,703,340 and the non-current portion was $207,949
- Creditor: WeFunder Convertible Notes
  Amount Owed: $2,831,303.00
  Interest Rate: 5.0%
  Maturity Date: May 01, 2025
  Please see the Company Securities section, above, for details on material terms.
- Creditor: Convertible Notes 2022
  Amount Owed: $1,770,000.00

Interest Rate: 5.0%
Maturity Date: May 01, 2024
Please see the Company Securities section, above, for details on material terms.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $23,975,656.32

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; (iii) 509,709 Common Stock shares reserved for issuance are issued; and (iv) DOES NOT assume 1,866,137 shares of Common Stock, which will likely be reserved for issuance by the Company while the Regulation Crowdfunding offering is open and live.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,586,491.80 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

We believe Jurny is revolutionizing the hospitality sector with its cutting-edge platform, designed to streamline operations for hotel and Airbnb hosts. Our unique selling points include a one-click onboarding process, an all-in-one dashboard for managing third-party systems, a sophisticated IoT Hub, and advanced AI tools, including GPT-4 technology. Starting with a risk-free, free monthly cost, we have quickly garnered interest, securing a $5.5 million seed round from top venture capital firms. Our growth is evident in our media coverage, a 5x customer base increase over the last nine months of 2023, and $2.2 million in contracted Annual Recurring Revenue (ARR) in 2022. This growth is underscored by our preliminary, unaudited revenue total of over $35 million, which, although may not include necessary year-end adjustments and is not yet final, still positions us comfortably within the industry revenue multiples norms. With over 2,000 units live on our platform and a significant market opportunity in addressing operational inefficiencies, we believe Jurny's $24 million valuation is well-founded.

Competitors

In the crowded landscape of our industry, Jurny stands out as a trailblazer. What sets us apart from the competition is our unwavering commitment to removing all barriers to entry, offering a comprehensive suite of features that include: One-Click Onboarding: While many competitors may burden users with complex onboarding processes, we provide a seamless one-click solution. This simplicity allows customers to get started quickly, enhancing user experience and expediting the realization of benefits.

All-In-One Dashboard for 3rd Party Systems

Jurny simplifies the management of 3rd party systems by consolidating them into an intuitive, all-in-one dashboard. This consolidated approach improves efficiency and streamlines operations.

IoT Hub

Our IoT Hub is a cornerstone of our offering. It enables users to harness the power of connected devices, bringing automation and data-driven decision-making to the forefront of their operations.

Advanced AI Assistant and GPT-4 Powered Toolset

We leverage advanced AI and the cutting-edge capabilities of GPT-4 to provide users with a powerful toolset. This ensures that our customers benefit from state-of-the-art AI technology in every aspect of their journey with us.

FREE Starting Monthly Cost

To top it all off, we kickstart our customers' journey with a FREE starting monthly cost. This financial advantage offers a risk-free entry point for users looking to experience the transformative potential of our platform.

Successful Seed Round

We recently secured a $5.5 million seed round investment from prominent venture capital firms, including Mucker Capital, Okapi VC, Vitalize VC, Singularity Capital, and SaaS VC. This significant investment demonstrates the confidence these experienced investors have in our business model, team, and growth potential.

Media Coverage

We have been featured in renowned publications and media outlets, such as the Wall Street Journal, Fortune, Bloomberg, Entrepreneur, Business Insider, and Forbes. This exposure not only enhances our brand recognition but also underscores the industry's interest in our innovative approach.

Impressive Customer Growth

Over the last nine months of 2023, we achieved a remarkable 5x increase in our customer base. This substantial growth showcases the market demand for our services and highlights our ability to attract and retain customers effectively.

Recurring Revenue and User Growth

We have secured $2.2 million in contracted Annual Recurring Revenue (ARR). This and our other financial metrics indicate our ability to drive recurring revenue and scale our user base rapidly.

Streamlined Onboarding

Our commitment to improving user experience is evident in our onboarding process, which has been reduced from 44 days to just one click. This enhanced efficiency contributes to improved user satisfaction and cost savings.

Market Opportunity

We operate in a market where hotel and Airbnb hosts in the United States spend over $355 billion annually on inefficiencies and operational costs associated with labor. Our platform addresses this significant pain point, making us a valuable solution provider in a substantial market.

Platform Growth

With over 2,000 units currently live on our platform, we have a strong foundation for further expansion and scaling.

Conclusion

In conclusion, we believe Jurny's $24M valuation is justified by our innovative platform, significant market traction, and strategic advantages. In our opinion, our easy one-click onboarding, combined with advanced AI and IoT technologies, sets us apart in the hospitality industry. The confidence shown by investors, through a $5.5 million seed round, and the recognition from top media outlets, alongside our impressive customer growth and $2.2 million in ARR in 2022, highlight our strong market presence. Our solution addresses a huge market need, reducing operational inefficiencies for hotel and Airbnb hosts, which is reflected in our rapid expansion to over 2,000 units. These achievements underscore our potential for further growth and the solid foundation for our valuation.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.76 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,742,515.88, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Digital Marketing
  25.0%
  Jurny plans to allocate 25% of raised funds toward a digital marketing strategy. This includes investments in funding digital ads for increased visibility and user acquisition, and working with digital advertising partners to inform strategy and messaging

- Payroll
  14.0%

Jurny intends to dedicate 14% of the funds raised to expanding the payroll. This encompasses crucial aspects such as hiring engineers and compensating existing staff. This is crucial as we look to scale our operations and improve the quality and quantity of our product's offerings

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations
  14.5%
  We will allocated 14.5% of the funds towards forging strategic partnerships, and implementing key product functionalities. The allocation underscores a commitment to enhancing and expanding the core product, emphasizing the significance of technological advancement, team growth, and collaborative efforts.

- Marketing
  20.0%
  20% of our funds will be deployed to marketing with a focus on consumer new marketing campaigns and channels. These expenses include operational marketing costs, freemium product advertising, and working with influencers to generate more brand exposure through their channels.

- Crowdfunding Campaign Marketing
  20.0%
  We intend to use approximately 20% of our funds to market our crowdfunding campaign. This includes ad spend, operational expenses for communication and management of the campaign, and fees incurred by partners and vendors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.jurny.com/ (jurny.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/jurny

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Jurny, Inc.

[See attached]

JURNY, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Jurny, Inc.
North Hollywood, California

Opinion

We have audited the financial statements of Jurny, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 3, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	95,803	$	479,546
Acccounts Receivable, net		51,103		60,878
Prepaids and other current assets		431,251		889,230
Total current assets		**578,157**		**1,429,654**
Property and equipment, net		145,757		621,771
Intangible assets, net		2,740		15,474
Total assets	**$**	**726,654**	**$**	**2,066,899**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,455,274	$	1,164,457
Credit card		192,202		139,034
Current portion of Promissory Note		2,703,340		1,143,721
Current portion of Promissory Note issuance costs		-		(25,039)
Current portion of Convertible Note		1,400,000		400,000
Current portion of Convertible Note issuance costs		-		(1,895)
Other current liabilities		348,299		209,879
Total current liabilities		**6,099,115**		**3,030,157**
Promissory Note		207,949		1,767,568
Promissory Note issuance costs		-		(38,696)
Promissory Note security deposit		(113,086)		(113,086)
Convertible Note		1,954,140		1,000,000
Convertible Note issuance costs		-		(10,812)
Total liabilities	**$**	**8,148,118**	**$**	**5,635,131**
STOCKHOLDERS' EQUITY				
Common Stock, $0.0001 par, 15,000,000 shares authorized, 4,165,015 issued and outstanding as of December 31, 2023 and 4,163,915 issued and outstanding as of December 31, 2022	$	416	$	416
Preferred Stock Series Seed, $0.0001 par, 2,243,970 shares authorized, 2,149,970 issued and outstanding as of December 31, 2023 and 2022		214		214
Preferred Stock Series Seed-1, $0.0001 par, 1,027,413 shares authorized, 918,358 issued and outstanding as of December 31, 2023 and 2022		92		92
Preferred Stock Series Seed-2, $0.0001 par, 5,543,716 shares authorized, 5,213,108 issued and outstanding as of December 31, 2023 and 2022		521		521
Additional Paid In Capital		8,682,856		8,584,610
Retained earnings/(Accumulated Deficit)		(16,105,563)		(12,154,085)
Total stockholders' equity		**(7,421,464)**		**(3,568,232)**
Total liabilities and members' equity	**$**	**726,654**	**$**	**2,066,899**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ 1,182,714	$ 1,383,766
Cost of services	396,936	572,323
Gross profit	785,778	811,443
Operating expenses		
Personnel	497,378	1,149,159
Professional services	1,012,212	972,572
Research and development	606,926	816,919
General and administrative	1,057,970	963,036
Sales and marketing	758,618	603,575
Total operating expenses	3,933,104	4,505,261
Operating income/(loss)	(3,147,326)	(3,693,818)
Interest expense	(541,131)	(361,731)
Other Income/(Loss)	(263,021)	2,077
Income/(Loss) before provision for income taxes	(3,951,478)	(4,053,472)
Benefit/(Provision) for income taxes	-	-
Net income/(Net Loss)	**$ (3,951,478)**	**$ (4,053,472)**

See accompanying notes to financial statements.

JURNY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Preferred Stock Series Seed Shares	Preferred Stock Series Seed Amount	Preferred Stock Series Seed-1 Shares	Preferred Stock Series Seed-1 Amount	Preferred Stock Series Seed-2 Shares	Preferred Stock Series Seed-2 Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2021	**4,123,387**	**$ 412**	**2,140,970**	**$ 214**	**918,358**	**$ 92**	**5,213,108**	**$ 521**	**$ 8,546,266**	**$ (8,100,613)**	**$ 446,892**
Shares issued upon exercise of stock option	40,528	4	-	-	-	-	-	-	6,393	-	6,397
Stock based compensation	-	-	-	-	-	-	-	-	31,951	-	31,951
Net income/(loss)	-	-	-	-	-	-	-	-	-	(4,053,472)	(4,053,472)
Balance—December 31, 2022	**4,163,915**	**$ 416**	**2,140,970**	**$ 214**	**918,358**	**$ 92**	**5,213,108**	**$ 521**	**$ 8,584,610**	**$ (12,154,085)**	**$ (3,568,232)**
Shares issued upon exercise of stock option	1,100	-	-	-	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	-	-	-	-	98,246	-	98,246
Net income/(loss)	-	-	-	-	-	-	-	-	-	(3,951,478)	(3,951,478)
Balance—December 31, 2023	**4,165,015**	**$ 416**	**2,140,970**	**$ 214**	**918,358**	**$ 92**	**5,213,108**	**$ 521**	**$ 8,682,856**	**$ (16,105,563)**	**$ (7,421,464)**

See accompanying notes to financial statements.

As of December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,951,478)	$	(4,053,472)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		249,447		198,217
Share based compensation expense		98,246		31,951
Loss on disposal of fixed assets		258,283		
Changes in operating assets and liabilities:				
Accounts receivable		9,775		(46,920)
Prepaids and other current assets		457,979		243,037
Accounts payable		208,949		178,217
Credit Card		53,168		67,879
Other current liabilities		138,420		15,457
Net cash provided/(used) by operating activities		**(2,477,211)**		**(3,365,634)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment, net		-		(265,380)
Sale of property and equipment, net		62,886		-
Net cash provided/(used) by investing activities		**62,886**		**(265,380)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		2,030,582		911,985
Capital contributions		-		6,397
Proceeds from capital lease, net		-		(23,388)
Net cash provided/(used) by financing activities		**2,030,582**		**894,994**
Change in cash		(383,743)		(2,736,020)
Cash—beginning of year		479,546		3,215,566
Cash—end of year	**$**	**95,803**	**$**	**479,546**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	442,633	$	300,156
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

GuestWiser Inc. was founded on November 21, 2018 ("Inception") in the state of Delaware and on February 16, 2020 changed its legal name to Jurny Inc. The financial statements of Jurny Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in North Hollywood, California.

Jurny is a hospitality tech company powering operations and modern guest experiences for some of the world's most exceptional independent hotel brands, vacation, and short-term rental (STR) properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits while as of December 31,2022 the Company's cash & cash equivalents exceeded FDIC insured limits by $229,445.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation

of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $60,731 and $96,138, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years
Furniture, Fixtures, and Equipment	5 years
Technology Hardware & Equipment	3-5 years
Leased Furniture & Fixtures	2.5 years

Intangible Assets

Intangible assets with finite lives, such as software, are amortized on a straight-line basis over their estimated useful lives. Intangibles include website development costs and are amortized over the period of three years, respectively.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023, and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers' progress towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

The Company earns revenues from providing hospitality tech services.

Cost of Sales

Costs of sales include hosting and customer services and other directly related expenses.

Research and Development Costs

The company recognizes software development costs as expenses when incurred, rather than capitalizing them as assets. This accounting policy is applied consistently to all software development projects undertaken by the company. By expensing software development costs as incurred, the company recognizes the associated expenses in the period in which they are incurred, and such expenses are reported within operating expenses in the income statement. The company believes this treatment provides a more conservative and transparent presentation of the company's financial position, results of operations, and cash flows. Research and development expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $606,926 and $816,619 respectively.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Deferred Financing Costs (Optional if Debt Issuance Costs Exist)

Deferred financing costs, which consists of capitalized debt issuance costs, with an original cost of $0 and $76,442 at December 31, 2023 and 2022, respectively, and accumulated amortization of $76,442 and $0 at December 31, 2023 and 2022, respectively, have been deferred and are being amortized using the straight-line method over the term of the related notes payable, which approximate the effective interest method. Deferred financing costs related to the notes payable are presented net of the related debt on the consolidated balance sheet. Amortization of deferred financing costs was $76,442 and $0 for the year ended December 31, 2023, and 2022, respectively, and is included in interest expense in the accompanying statements of operations.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities.

Stock Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $758,618 and $603,575, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 3, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables refer to trade receivables and account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid expenses	$ 229,108	$ 706,410
Deposits	27,080	32,410
Other receivables	175,063	150,410
Total Prepaids and Other Current Assets	**$ 431,251**	**$ 889,230**

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Accrued Expenses	82,345	34,511
Sales Tax Payable	132,574	140,486
Accrued Interest	133,380	34,882
Total Other Current Liabilities	**$ 348,299**	**$ 209,879**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Hardware and Equipment	$ 281,065	$ 342,998
Furniture and Fixtures	681,555	931,326
Computers	50,923	46,285
Property and Equipment, at Cost	**1,013,542**	**1,320,609**
Accumulated depreciation	(867,785)	(698,838)
Property and Equipment, Net	**$ 145,757**	**$ 621,771**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $211,484 and $189,756, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023	2022
Website	$ 78,369	$ 53,140
Intangible Assets, at Cost	**78,369**	**53,140**
Accumulated amortization	(75,629)	(37,666)
Intangible Assets, net	**$ 2,740**	**$ 15,474**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2023, and 2022 were in the amount of $37,963 and $8,461, respectively.

Estimated annual amortization expenses subsequent to December 31, 2023 are as follows:

Period	Amortization Expense
2024	$ 2,740
2025	-
2026	-
2027	-
2028	-
Thereafter	-
Total	**$ 2,740**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares designated as Common Stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2021, 4,165,015 and 4,163,915 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 2,243,970 shares designated as Preferred Stock Series Seed with a par value of $0.0001. Both as of December 31, 2023, and December 31, 2022, 2,149,970 Preferred Stock Series Seed have been issued and outstanding.

The Company is authorized to issue 1,027,413 shares designated as Preferred Stock Series Seed-1 with a par value of $0.0001. Both as of December 31, 2023, and December 31, 2022, 918,358 Preferred Stock Series Seed-1 have been issued and outstanding.

The Company is authorized to issue 5,543,716 shares designated as Preferred Stock Series Seed-2 with a par value of $0.0001. Both as of December 31, 2023, and December 31, 2022, 5,213,108 Preferred Stock Series Seed-2 have been issued and outstanding.

7. DEBT

Promissory notes

During the years presented, the Company entered into promissory notes agreements. The details of the Company's notes and the terms are as follows:

	Maturity year	Effective interest rate	As of December 31, 2023		As of December 31, 2022	
Promissory note	2023	5%	$	2,911,289	$	2,911,289
				2,911,289		2,911,289
Less: Debt issuance costs				-		(63,735)
Total notes payable, net				2,911,289		2,847,554
Less: Current portion, net				(2,703,340)		(1,143,721)
Notes payable, net			**$**	**207,949**	**$**	**1,703,833**

Convertible Note(s)

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

	Maturity year	Effective interest rate	As of December 31, 2023		As of December 31, 2022	
Convertible note 1 - $200,000	2023	5%	$	200,000	$	200,000
Convertible note 2 - $200,000	2023	5%		200,000		200,000
Convertible note 3 - $1,000,000	2023	5%		1,000,000		1,000,000
Convertible note 4 - $130,000	2024	5%		130,000		-
Convertible note 5 - $90,000	2024	5%		90,000		-
Convertible note 6 - $150,000	2024	5%		150,000		-
Convertible note 7 - $350,000	2024	5%		350,000		-
Convertible note 8 - $50,000	2024	5%		50,000		-
Convertible note 9 - $111,707	2025	5%		111,707		-
Convertible note 10 - $69,755	2025	5%		69,755		-
Convertible note 11 - $233,210	2025	5%		233,210		-
Convertible note 12 - $148,004	2025	5%		148,004		-
Convertible note 13 - $127,284	2025	5%		127,284		-
Convertible note 14 - $102,602	2025	5%		102,602		-
Convertible note 15 - $160,350	2025	5%		160,350		-
Convertible note 16 - $231,228	2025	5%		231,228		-
				3,354,140		1,400,000
Less: Debt issuance costs				-		(12,707)
Total notes payable, net				3,354,140		1,387,293
Less: Current portion, net				(1,400,000)		(400,000)
Notes payable, net			$	**1,954,140**	$	**987,293**

Each note will be convertible into Conversion Shares pursuant to following events:

- *Next Equity Financing Conversion*. The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. Notwithstanding the foregoing, the Company may, at its option, pay any unpaid accrued interest on each Note in cash at the time of conversion. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the holder of each Note in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

- *Corporate Transaction Conversion*. In the event of a Corporate Transaction prior to the conversion of a Note pursuant to Next Equity Financing Conversion or Maturity Conversion or the repayment of such Note, at the closing of such Corporate Transaction, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price.

- *Maturity Conversion*. At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

8. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,912,226 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023	2022
Expected life (years)	10.00	10.00
Risk-free interest rate	4.23%	4.41%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2021	239,506	$ 0.14	8.84
Granted	1,173,417	$ 0.15	-
Exercised	(40,528)	$ (0.16)	-
Expired/Cancelled	(127,974)	$ (0.16)	-
Outstanding at December 31, 2022	1,244,421	$ 0.20	5.94
Granted	277,132	$ 0.16	-
Exercised	(1,100)	$ (0.16)	-
Expired/Cancelled	(66,804)	$ (0.11)	-
Outstanding at December 31, 2023	1,453,649	$ 0.20	5.69

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expense of $98,246 and $31,951, respectively.

Warrants

In previous years the Company issued 542,035 restricted stock units to certain investors and advisors in connection with certain loan agreements. There is no defined vesting schedule. As of December 31, 2023, none of the outstanding warrants were vested.

9. RELATED PARTY TRANSACTIONS

There are no related party transactions.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,173,589)	$ (1,203,881)
Valuation Allowance	1,173,589	1,203,881
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (4,783,352)	$ (3,609,763)
Valuation Allowance	4,783,352	3,609,763
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $16,105,563. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. COMMITMENTS AND CONTINGENCIES

Operating leases

Due to the nature of the business, the Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $37,645 and $21,808 as of December 31, 2023, and December 31, 2022, respectively.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 3, 2024, which is the issuance date of these financial statements.

In February 2022, the Company launched a fundraise pursuant to Regulation CF. As of April 3, 2024, the Company has closed on $156,012 in funds from this offering, issuing 118,898 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The Company has a net loss of $3,951,478, an accumulated deficit of $16,105,563, an operating cash flow loss of $2,696,162, and liquid assets in cash of $95,803. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF JURNY

Hospitality automation powered by AI

Jurny is an AI management platform built to automate the $4.1 trillion hospitality industry. With partnerships like Airbnb, Vrbo, and Expedia, and thousands of property managers leveraging its AI, Jurny is already a global solution.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


jurny.
Hospitality Powered by AI and Automation

$552,194.44 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV >

Get Equity
$1.61 Per Share

PREVIOUSLY CROWDFUNDED
$1,184,140

RAISED	INVESTORS
$552,194.44	351

MIN INVEST	VALUATION CAP
$499.10	$20M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? See here

REASONS TO INVEST

- The Hospitality industry spends $355B per year on labor costs alone. Jurny's AI property management solution solves for this.
- Jurny is growing, with a 5x increase in customer base in last 9 months of 2023 and 3000+ units, with features in Wall Street Journal, Bloomberg, Entrepreneur, & Forbes.
- Jurny has an exceptional leadership team and a top-tier investor base, with $5.5M in seed funding from top VC's, including Mucker Capital, Okapi VC, Vitalize VC, Singularity Capital, SaaS VC and nearly 1,000 individual investors.

TEAM



Luca Zambello • CEO, Principal Accounting Officer & Board Member
Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. As an expert in AI within the hospitality industry, Luca has been featured in Forbes, Entrepreneur, Bloomberg and ...
Read More



John G. Waller • Board Member
With more than 20 years experience as a successful entrepreneur, investor, and senior executive of several successful companies, Mr. Waller brings proven ability to establish, grow, and lead multi-million dollar corporations and investment....
Read More



Erik Rannala • Board Member
Erik is the co-founder and managing partner at Mucker Capital, a prominent accelerator that has helped develop many successful companies.
Prior to forming Mucker Capital, Erik was most recently at Harrison Metal Capital, wher...
Read More

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THE PITCH

AI-Powered Property Management

Step into the future of hospitality with Jurny, the revolutionary **AI-powered property management platform** that's aiming to transform the hotel and short-term rental markets. Jurny seamlessly integrates almost every aspect of property management into a single user-friendly platform to help streamline operations, enhance guest experiences, and boost profits.



The Ultimate Property Management Solution
Automating tasks for hosts, hotels, and property managers in just a few clicks.

** The image above is a computer-generated representation of our existing platform, currently available in the market.*

Jurny simplifies property management with its AI-powered Property Management System (PMS). The platform enables operators to integrate and **manage booking software, cleaning services, reviews, customer service, dynamic pricing, Internet of Things (IoT) devices, and more**, all from one dashboard powered by Jurny's industry-altering AI, Nia.



Unifying Industry-Leading Partners Under a Single Solution

THE PROBLEM & OUR SOLUTION

Unlocking the $4.1 Trillion Hospitality Industry

In the ever-changing hospitality industry, where guest satisfaction and efficient operations are key to success, we feel Jurny is a game-changer. It tackles **a massive $100 billion problem for hotels and Airbnbs around the globe.** (Source) The industry, with over 17.5 million guest rooms and an increasing demand for automated support, is currently struggling with unprecedented staffing shortages, leading to customer dissatisfaction and subpar service. This year alone, hotels and Airbnb hosts are expected to incur $355 billion in inefficient operational costs. (Source) We believe Jurny's AI-powered property management solution is positioned to transform the hospitality industry by streamlining operations, elevating guest experiences, and helping to recover billions in otherwise lost revenue.


Step Into the Future of Hospitality
Seamlessly integrating almost every aspect of property management into a single user-friendly platform

** The image above is a computer- generated representation of our existing platform, currently available in the market.*

JurnyOS, powered by the company’s industry-altering AI, Nia, is the definitive property management solution for hotel and short-term rental operators. The easy-to-use solution allows users to connect smart devices, including locks, thermostats, and sensors, facilitating automated, efficient and seamless operations. JurnyOS also boasts **direct integration with major booking channels like Airbnb, Vrbo, Expedia, and Booking.com**. This integration simplifies the management of listings, messaging, reservations, availability, pricing, reviews, cleanings, and more from within a unified PMS. And with Nia, all of these tasks can be automated.


Property Management, Made Simple
One Dashboard Integrating Industry-Altering Tools
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Automated AI Powered Tools
JurnyOS
Instant IoT Connectivity
Centralized and Seamless Guest Experience

** The image above is a computer- generated representation of our existing platform, currently available in the market.*

Beyond automation, Nia excels in managing guest interactions, resolving issues, and delivering personalized responses, ensuring a consistently delightful guest experience. With Nia handling the day-to-day, property managers can focus on strategic growth and expanding their portfolio.


Powered by
Our Industry-Altering AI, Nia
Meet Nia!
Your Personal Copywriter
LISTING NAME
Nia Suggests
Rustic Cabin Getaway: Nature at Your Doorstep

** The image above is a computer-generated representation of our existing platform, currently available in the market.*

Jurny offers flexible pricing plans and customizable, scalable features, making it an ideal solution for property managers of all sizes. Its client acquisition strategy encompasses 2 funnels: the PLG Funnel, which focuses on a free, self-service product, and the sales funnel, employing a traditional sales team to target high-value accounts. In both cases, Jurny effectively drives awareness and conversions through numerous channels, including newsletters, podcasts, blogs, social media, and paid ads.

THE MARKET & OUR TRACTION

5x increase in customer base in last 9 months


A Booming Hospitality Industry Market
$4.1 Trillion
2022
$9.9 Trillion
2028
Reservations

** The image above is a computer-generated representation of our existing platform, currently available in the market.*

The rapidly expanding hospitality industry generated an impressive **$4.1 trillion in 2022** and is projected to reach **$9.9 trillion by 2028, growing at a CAGR of 16%.** (Source) As travel resumes in full swing, and staffing shortages loom, hotels and short-term rental hosts face the challenge of delivering exceptional guest experiences while juggling complex operational processes. With a staggering 72% of travelers preferring automated communication and 86% of hoteliers acknowledging the PMS as their most indispensable operational tool, Jurny steps in with its project management software to address these challenges. (Source, Source)

Proudly Featured in

FORTUNE Bloomberg
Forbes Skift Entrepreneur
THE WALL STREET JOURNAL. yahoo! finance

Sources: Yahoo!, Bloomberg, Forbes, Wall Street Journal, Entrepreneur, The Real Deal, Fortune, Skift

Jurny believes its impressive traction and market demand are evident in its performance, growing its customer base fivefold in under nine months in 2023. With over **$3,000+ units,** Jurny has been featured in prominent publications including as The Wall Street Journal, Bloomberg, Entrepreneur, Fortune and Forbes.

WHY INVEST

The Future of Hospitality is AI-Powered


Be Part of the Future of Hospitality
Join us at what we believe is the forefront of the AI-powered hospitality revolution

** The image above is a computer-generated representation of our existing platform, currently available in the market.*

AI is here to stay, and we believe it will be one of - if not THE - most pivotal technological shifts to date. Jurny's goal is to be at the forefront of integrating AI into the antiquated hospitality industry.


Nothing but good things to say about the platform
If you're looking for a property management tool with a robust Airbnb integration and AI, this is it...Using the technology stack, Jurny has to offer has allowed us to speed up our response time while providing thoughtful answers.
Blendi M. - CEO

I grew my business so fast with them! Their team is the best!

Jurny PMS has completely revolutionized my property management experience. Its interface is incredibly easy to use, and the customization options are fantastic. The customer support is exceptional, which makes it a top-of-the-line platform.

Lovisa T. - Sales

They have made it so easy

Jurny makes it incredibly easy to manage my vacation rentals. Everything is found in one place on their dashboard so I dont have to log into other systems, including Airbnb and Vrbo (only very rarely now). The platform is really nice and easy to use, and the hands-on support that we get from their team is top-notch.

Patrick L. - Founder

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Backed by an exceptional leadership team and $5.5 million in support from top-tier investors and VCs, including Mucker Capital, Okapi Venture Capital, VITALIZE Venture Capital, Singularity Capital and SaaS Venture Capital, Jurny is driving substantial advancements in the sector as one of the leading AI-powered hospitality solutions driving revolution. Our goal is to transform the industry for the better.

Join Jurny in shaping the future of hospitality for the better and invest today.

ABOUT

HEADQUARTERS
5161 Lankershim Blvd
North Hollywood, CA 91601

WEBSITE
View Site

Jurny is an AI management platform built to automate the $4.1 trillion hospitality industry. With partnerships like Airbnb, Vrbo, and Expedia, and thousands of property managers leveraging its AI, Jurny is already a global solution.

TERMS

Jurny

Overview

PRICE PER SHARE
$1.61

VALUATION
$23.98M

DEADLINE
Jul. 2, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.74M

Breakdown

MIN INVESTMENT
$499.10

OFFERING TYPE
Equity

MAX INVESTMENT
$1,742,515.88

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
9,316

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,082,308

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Combo Perks

Invest $500+ in first 2 weeks & receive 5% bonus shares

Invest $1,000+ in first 2 weeks & receive 10% bonus shares

Invest $2,500+ in first 2 weeks & receive 15% bonus shares

Invest $5,000+ in first 2 weeks & receive 20% bonus shares

Volume Perks

Invest $1000+ & receive 5% bonus shares

Invest $2500+ & receive 20% discount on Jurny & an additional 10% bonus shares

Invest $5000+ & receive 20% discount on Jurny & an additional 15% bonus shares

Invest $10k+ & receive 20% discount on Jurny, a 1 - on - 1 call with the CEO & an additional 20% bonus shares

Reservations Perk

Reservation holders will receive 5% bonus shares

Loyalty Perks

Existing Investors will receive 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Jurny, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $161. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

NEW UPDATES

05.20.24

Jurny's AI Takes Center Stage on CNBC!


CNBC Squawk Box Asia: Luca Zambello, CEO of Jurny on Why More Comp...

Hello All,

We are particularly excited to share this update! Our CEO, Luca Zambello, was recently interviewed live for a TV segment about AI disrupting hospitality that aired on CNBC World and Squawk Box Asia. Combined, **these programs reach 19 million households in the U.S. and 30 million households across the Asia-Pacific region**, including major financial hubs such as New York, San Francisco, Los Angeles, Singapore, Hong Kong, and Tokyo.

During the interview, Luca spoke about the revolutionary impact of AI in the hospitality industry and emphasized the growing trend of using AI to automate customer service tasks, such as responding to complaints and reviews. AI's ability to handle these tasks more quickly, efficiently, and at scale compared to humans is a game-changer for the industry. In fact, Jurny's new AI agents can already provide informed, precise answers anytime a property manager or guest has a question or issue, resulting in over a 10x improvement in efficiency.

According to Skift, the value of AI in reputational management alone is estimated at around $1.3 billion, which just further underscores the massive potential of our AI solutions. Jurny is at the forefront of this transformation, offering AI technologies that not only enhance operational efficiency but also ensure personalized service

We encourage you to watch the full interview [here](). If you haven't already, you can join our VCs and more than 1,200 individual investors in supporting our generation-defining technology by completing your investment and claiming your shares today!

-The Jurny Team

ALL UPDATES

05.15.24

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Jurny offering. Here's an excerpt describing the specifics of the change:

Issuer is increasing offering maximum to $1,742,515.88, disclosing changes in business operations, and disclosing changes in the results of operations.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

05.15.24

Reminder: Reddit AMA With Luca Zambello Today!


reddit
INVESTORS Q&A:
ASK ME ANYTHING
LUCA ZAMBELLO
CEO & FOUNDER @ JURNY

Hello Jurny Community,

Our CEO Luca Zambello is hosting a Reddit AMA today over on the r/Entrepreneur subreddit. **Luca will be online at 12:30 PM ET** to answer your questions, **but the post is live right now!** Make sure to head over and ask any questions you might have about Jurny, AI, the hospitality industry, or Luca's own past or work experience. And don't forget to check back in later to see his answers!

- The Jurny Team

05.13.24

Jurny’s Campaign Has Raised $500K!


$500,000 RAISED
THANKS TO OUR 320+ NEW INVESTORS!
jurny.

Hello StartEngine Community,

We are so excited to see **our campaign has shot past the $500,000 milestone** so quickly! It has been amazing to see our message and vision capture the attention of investors in the StartEngine community. The impending AI revolution is going to change the way so many different sectors of our economy work, and **with the support of more than 320 investors**, we are confident that Jurny is going to be well poised to define what that looks like for the world of hospitality.

The momentum we have been able to build has everyone on our team incredibly excited for what is coming next. We have been working hard behind the scenes on some significant developments that we can’t wait to share with you soon. Thank you to everyone who has invested in the campaign so far!

- The Jurny Team

05.10.24

AMA Alert: Ask Luca Zambello Anything on May 15


reddit
INVESTORS Q&A:
ASK ME ANYTHING
LUCA ZAMBELLO
CEO & FOUNDER @ JURNY

Hello Jurny Community,

We want to let you know that our CEO Luca Zambello will be doing an AMA (Ask Me Anything) on Reddit next **Wednesday, May 15th, at 12:30 PM ET**. The AMA, **hosted on the Entrepreneur subreddit**, will be the perfect opportunity to ask Luca questions about Jurny's platform, business, and vision for AI in the hospitality sector. Feel free to ask about his background, work experience, or anything else on your mind.

The AMA post will be live bright and early on Wednesday morning, so you can start submitting your questions then. Luca will begin answering them at 12:30 p.m. ET. Don't miss your chance to join the conversation!

- The Jurny Team

05.09.24

CEO Luca Zambello Interviewed by CNBC


Jurny talks AI
with CNBC
CNBC

Hello Jurny Community,

We have exciting news to share! This past week, a CNBC article featured an interview with our CEO, Luca Zambello, discussing the impactful role of AI in the hospitality industry. The article explored how AI tools are revolutionizing operations by enhancing communication with guests, managing online reviews, and safeguarding brand reputations.

Luca highlighted the adoption of AI technologies in the short-term rental market, noting, "The short-term rental/Airbnb industry has been early adopters of AI. Within the next five years, I anticipate widespread adoption across the industry." The piece also provided examples of AI performing complex tasks more efficiently than humans, illustrating its readiness for broader use.

It's exciting to see the mainstream media recognizing the incredible time and labor savings that AI tools like Jurny are capable of providing. This is the kind of impact that our customers can see right away, and it's why, as Luca says in the article, "the majority of our users absolutely love it." Jurny is already ahead of the curve in how we've integrated AI into our platform and are well positioned to scale functionality as the technology continues to evolve.

As we continue to drive innovation and transform the hospitality industry, we are encouraged by the growing acceptance of AI technologies. With your ongoing support, we are confident that we can leverage this technology to further differentiate ourselves in the market and solidify our position as a leader in the space. Your support is crucial as we advance our mission.

Thank you for being a part of our journey to redefine hospitality with cutting edge technology.

- The Jurny Team

05.08.24

Jurny's Campaign Crosses the $400K milestone!


jurny.
$400,000 RAISED
Thanks to our 250+ new investors!

Hello StartEngine Community,

We are thrilled that **our campaign has just crossed the $400,000 raised threshold!** With contributions from **more than 250 investors**, it has been fantastic to see our vision for an AI revolution in the hospitality sector validated by so many. Jurny is at the cutting edge of what is possible with AI, and we are excited to be able to share our future developments and breakthroughs with you all.

For those who have not yet joined us on our mission, there is still time to invest in the potential for AI's exponential growth by purchasing shares in Jurny. We are one of the few companies in the hospitality industry that have the infrastructure and expertise in place to scale AI-powered solutions as we continue to push the limits of what is possible with this groundbreaking technology. Become an investor in Jurny today to help us define a new era in the world of hospitality.

- The Jurny Team

05.07.24

AI Market Boom = Big Gains for Hospitality


jurny.
AI MARKET SIZE
BOOMING

Hello all,

Here at Jurny we've been at the forefront of AI development since the inception of our SaaS platform in 2019. It's always been clear to our team that the power of AI is nothing short of revolutionary, and has the potential to fundamentally change how our world works. A recent study by Next Move Strategy Consulting supports our vision, forecasting that **the AI market is set to explode to nearly $2 trillion by 2030.**

This incredible growth will impact countless industries, and hospitality is positioned to be a major beneficiary. Our AI-powered platform automates critical property management tasks, saving property managers significant time and money. This efficiency allows them to manage more properties, improve the guest experience, and ultimately boost their bottom line.

As we continue to release new AI tools to our customers, they are increasingly realizing how much time, effort, and money can be saved. For example, our AI agents have the ability to take over many rudimentary and time-consuming tasks, freeing up operators to expand their business portfolio and broaden their professional horizons. The rise of AI also benefits guests and renters by providing swift solutions for common travel issues, giving them more time to enjoy their trip.

The AI revolution in hospitality is just beginning. Jurny is uniquely positioned to lead the way in making property management smarter and more profitable. Don't miss out this opportunity to get in on the ground floor by becoming an investor in Jurny today.

- The Jurny Team

05.03.24

Jurny Wins TravelTech Breakthrough Award!


jurny.
Big News!
Jurny Wins
PMS Of The Year
By The TravelTech Breakthrough Awards
TRAVELTECH BREAKTHROUGH AWARDS

Hello Jurny Community,

Big news! Jurny just won the prestigious "**Short Term Rental PMS (Property Management System) Platform of the Year**'' award from TravelTech Breakthrough.

This major industry award recognizes our leadership in revolutionizing the short-term rental market with cutting-edge AI technology. The experts at TravelTech Breakthrough spotlight the companies, technologies, and products driving innovation in the global travel and hospitality sectors, validating our impact on the industry.

As we celebrate this honor, we extend our thanks to the TravelTech Breakthrough Awards for this honor and to our gracious community of partners, customers, and supporters who continue to inspire and drive us forward.

Stay tuned as we continue our mission to redefine the future of hospitality and shape the way the world travels.

Together, we're just getting started!

- The Jurny Team

04.30.24

MSN Calls Jurny a “Must” for Property Managers


Jurny named a
Must-visit Property Management website
ON msn
Hospitality Powered by AI & Automation

Hello all,

Jurny has made national news yet again! We were recently featured by MSN as one of the **“Five Must-Visit Property Management Sites of 2024"**, spotlighting the biggest up-and-coming companies in hospitality that are shaping the future of the industry.

The article specifically praised our cutting-edge AI designed to optimize operations and boost profitability for short-term rental properties. According to the piece, "Jurny specializes in optimizing short-term rental properties for maximum profitability and guest satisfaction... its innovative technology, proactive approach to maintenance, and data-driven revenue management tools make it an ideal solution for those seeking to optimize their investment properties."

This recognition is further validation of how we are working to make our customer’s jobs easier...AND more profitable!

We are thrilled to see so much positive press coming in for Jurny, as we continue to expand our reach across the nation and world. We hope you are ready to join us as an investor and help us bring cutting-edge AI to the hospitality landscape.

- The Jurny Team

04.26.24

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Jurny offering. Here's an excerpt describing the specifics of the change:

Issuer is extending campaign end date to July 1st, 2024 and updating their financial statements per the most recent fiscal year.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Jurny.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1000+ & receive 5% bonus shares

Select

$2,500

Tier 2

Invest $2500+ & receive 10% bonus shares

Select

$5,000

Tier 3

Invest $5000+ & receive 15% bonus shares

Select

$10,000

Tier 4

Invest $10,000+ & receive 20% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

JL

Jeremy Loscheider
14 days ago

How solid are your partnerships with booking providers? Are any set to expire in fiscal '24 or fiscal ...
Show more

1 0

LZ

Luca Zambello
Jurny • 14 days ago

Hi Jeremy,
...
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0

jR

jaishankar Ramanarayanan Krishnan Iyer
18 days ago

Hi Luca,
Very interested and congrats on such a innovative AI ...
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2 0

LZ

Luca Zambello
Jurny • 18 days ago

Hi Jaisharkar,
...
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0

View 1 more reply

WC

W Kim Colich
a month ago

Hello Luca! Will you be extending this campaign to try and get to $1.0M? You're a third of the way there - I'd ...
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2 0

LZ

Luca Zambello
Jurny • 24 days ago

Hi Kim,
...
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0

View 1 more reply

W Kim Colich
a month ago

Hi Luca, Would you consider extending your campaign? I invested during your Wefunder raise, and I would lov...
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1 0

Luca Zambello
Jurny • a month ago

Hi Kim,
...
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0

Francis Erdman
2 months ago

Having read some online reviews, some complain about glitchy software (Internal server errors etc). I have ...
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1 0

Luca Zambello
Jurny • 2 months ago

Francis,
...
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1

Paul Kruebbe
2 months ago

Very interested in your company but I want to know with the 1.3 trillion dollar market how much ...
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1 0

Luca Zambello
Jurny • 2 months ago

Hi Paul, Thank you for your interest in Jurny and for the great question. Yes, today there are many softwares ...
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1

KK

Karthikeyan Kuppusamy
2 months ago

You just raised in wefunder. why do you want to raise in startengine so quickly?

1 0

LZ

Luca Zambello
Jurny • 2 months ago

Hi Karthikeyan,
...
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2

FE

Francis Erdman
2 months ago

Thank you for your previous answer clarifying more details about your AI tools. I have another queston ...
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1 0

LZ

Luca Zambello
Jurny • 2 months ago

Hi Francis,
...
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1

AC

Anthony Corea
2 months ago

Please tell me why I should chose you over Hostaway or Hospitable? To that point, do you see risks in capturin...
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1 0

LZ

Luca Zambello
Jurny • 2 months ago

Hi Anthony, thank you for the great question.
...
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0

JP

James Papagno
2 months ago

hello

0 0

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HOW INVESTING WORKS

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

PAM: Short term rentals… You manage a bunch of properties on AirBnB or Vrbo, you rent them out, you make money.

Pretty straightforward… right?

I thought so. I thought this might even be a lifestyle business.

Well… I was wrong.

Turns out my “lifestyle” is just fixing problems to avoid a bad review.

[She reacts to a message above her] Press the power button on the remote to turn on the TV [to camera] Ugh

Each day, my vision of managing 100 properties seemed further and further away.

Until I got Jurny.

Jurny is the all-in-one property management app for automating your hospitality, using AI to help you make more money while spending less time managing each property. Whether you have 1 unit or thousands!

Schedule, coordinate, and rate cleaning crews

Automate check in and check out process

Track reservations + revenue

Dynamically price your listings to maximize revenue

And using AI trained on your property data and messaging style, so you can scale your own brand of hospitality, without scaling your team. That’s money in the bank.

Listing optimization, review management, reporting, all with AI.

1100 hosts trust journey to manage 1000s of properties in over 250 cities across the globe. With Jurny, I finally have a solution that gives me the tools I need to thrive as a property manager.

The automation and AI helped me to maximize revenue for each property while keeping my overhead down. My reviews are better than ever. And so is's my bottom line. And I can finally do other things like find new properties, deliver amazing new guest experiences or nap.

Nap seems good.

Go to Jurny.com now to simplify your life and bring your business to the next level.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:09 PM 05/13/2021
FILED 12:09 PM 05/13/2021
SR 20211761249 - File Number 7159108

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF JURNY, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Jurny, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Jurny, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 21, 2018 under the name GuestWiser, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Jurny, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3500 S. DuPont Hwy, in the City of Dover, 19901, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 14,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 8,770,755 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Third Amended and Restated Certificate of Incorporation (this "**Restated Certificate**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

2,243,970 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock,**" 1,027,413 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**" and 5,500,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

1.1 The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends on shares of Common Stock payable in shares of Common Stock) on any other class or series of capital stock of this Corporation, at the applicable Dividend Rate (as defined below) payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to obtaining any of the consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock equal to the applicable Dividend Rate. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of at least a majority of the shares of Preferred Stock then outstanding, voting together as a single class on an as-converted basis (the "**Requisite Holders**"). For purposes of this Subsection 1.1, "**Dividend Rate**" shall mean (i) with respect to the Series Seed Preferred Stock, $0.06684 per annum for each share of Series Seed Preferred Stock, (ii) with respect to the Series Seed-1 Preferred Stock, $0.08711 per annum for each share of Series Seed-1 Preferred Stock, and (iii) with respect to the Series Seed-2 Preferred Stock, $0.08791 per annum for each share of Series Seed-2 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to

such shares.

1.2 After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. "**Original Issue Price**" shall mean (i) with respect to the Series Seed Preferred Stock, $0.83031 per share, for each share of the Series Seed Preferred Stock, (ii) with respect to the Series Seed-1 Preferred Stock, $1.0889 for each share of the Series Seed-1 Preferred Stock and (iii) with respect to the Series Seed-2 Preferred Stock, $1.0988 for each share of the Series Seed-2 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of the Liquidation Amount required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation or an exclusive, irrevocable license of all or substantially all intellectual property rights of the Corporation and its subsidiaries, taken as a whole.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of

the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of at least one Preferred Director, if then serving on the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed Director**"), the holders of record of the shares of Series Seed-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed-2 Director**" and collectively, with the Series Seed Director, the "**Preferred Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation (each, a "**Common Director**" and collectively, the "**Common Directors**"). Each of the Preferred Directors and the Common Directors shall be entitled to one (1) vote on any action or matter voted on (whether at a meeting or by written consent) by the Board of Directors; provided that, notwithstanding the foregoing, if there are only two (2) Common Directors then in office, the CEO (as defined in that certain Amended and Restated Voting Agreement dated March 23, 2020, as amended) shall instead be entitled to two (2) votes on any action or matter voted on (whether at a meeting or by written consent by the Board of Directors. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are

issued and outstanding no shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when any shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Restated Certificate or Bylaws of the Corporation;

3.3.3 create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of Preferred Stock or Common Stock;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.6 (A) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, (B) incur any indebtedness for or on behalf of the Corporation

that exceeds $50,000, or (C) make expenditures that exceed $50,000 except for (i) expenditures incurred in the ordinary course of business and (ii) expenditures that have been included in a budget approved by the Board of Directors, including at least one Preferred Director;

3.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.8 increase or decrease the authorized number of directors constituting the Board of Directors; or

3.3.9 create or adopt any equity (or equity-linked) incentive plan, or increase the number of shares reserved under any equity incentive plan.

3.4 Series Seed Protective Provisions. For so long as 100,000 shares of Series Seed Preferred Stock remain outstanding (as such number is adjusted for stock splits and combinations of shares and for dividends paid on the Series Seed Preferred Stock in shares of such stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent, or affirmative vote at a meeting and evidenced in writing, of the holders of a majority of the then outstanding shares of Series Seed Preferred Stock, consenting or voting together as a single class on an as-converted basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

3.4.1 increase or decrease the number of authorized shares of Series Seed Preferred Stock;

3.4.2 amend, alter or repeal any provision of the Restated Certificate in a manner that adversely affects any power, preferences or rights of the Series Seed Preferred Stock in a manner that is disproportionately and materially adverse relative to the effect on any other series of Preferred Stock (it being understood that the creation of a new security having rights, preferences or privileges senior to or on parity with the Series Seed Preferred Stock shall not constitute an alteration or change of the power, preferences or rights of the Series Seed Preferred Stock for this purpose); or

3.4.3 amend this Section 3.4.

3.5 Series Seed-1 Protective Provisions. For so long as 100,000 shares of Series Seed-1 Preferred Stock remain outstanding (as such number is adjusted for stock splits and combinations of shares and for dividends paid on the Series Seed-1 Preferred Stock in shares of such stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent, or affirmative vote at a meeting and evidenced in writing, of the holders of a majority of the then outstanding shares of Series Seed-1

Preferred Stock, consenting or voting together as a single class on an as-converted basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

3.5.1 increase or decrease the number of authorized shares of Series Seed-1 Preferred Stock;

3.5.2 amend, alter or repeal any provision of the Restated Certificate in a manner that adversely affects any power, preferences or rights of the Series Seed-1 Preferred Stock in a manner that is disproportionately and materially adverse relative to the effect on any other series of Preferred Stock (it being understood that the creation of a new security having rights, preferences or privileges senior to or on parity with the Series Seed-1 Preferred Stock shall not constitute an alteration or change of the power, preferences or rights of the Series Seed-1 Preferred Stock for this purpose); or

3.5.3 amend this Section 3.5.

3.6 Series Seed-2 Protective Provisions. For so long as 100,000 shares of Series Seed-2 Preferred Stock remain outstanding (as such number is adjusted for stock splits and combinations of shares and for dividends paid on the Series Seed-2 Preferred Stock in shares of such stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent, or affirmative vote at a meeting and evidenced in writing, of the holders of a majority of the then outstanding shares of Series Seed-2 Preferred Stock, consenting or voting together as a single class on an as-converted basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

3.6.1 increase or decrease the number of authorized shares of Series Seed-2 Preferred Stock;

3.6.2 amend, alter or repeal any provision of the Restated Certificate in a manner that adversely affects any power, preferences or rights of the Series Seed-2 Preferred Stock in a manner that is disproportionately and materially adverse relative to the effect on any other series of Preferred Stock (it being understood that the creation of a new security having rights, preferences or privileges senior to or on parity with the Series Seed-2 Preferred Stock shall not constitute an alteration or change of the power, preferences or rights of the Series Seed-2 Preferred Stock for this purpose); or

3.6.3 amend this Section 3.6.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to (i) with respect to the Series Seed Preferred Stock, the Original Issue Price applicable to the Series Seed Preferred Stock, (ii) with respect to the Series Seed-1 Preferred Stock, the Original Issue Price applicable to the Series Seed-1 Preferred Stock and (iii) with respect to the Series Seed-2 Preferred Stock, the Original Issue Price applicable to the Series Seed-2 Preferred Stock. Such initial Conversion Prices, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 6 (or in accordance with Subsection 2.3.2), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in

which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action which would cause an adjustment reducing the Conversion Price applicable to any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price applicable to any series of Preferred Stock shall be made for

any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed-2 Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of

Directors of the Corporation, including the approval of at least one Preferred Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price applicable to any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price applicable to any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to any series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price with respect to such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price applicable to a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect for such series of Preferred Stock, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common

Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price applicable to a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, such Conversion Price shall be readjusted to the Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price applicable to any series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price applicable to any series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price applicable to a series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price applicable to a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price applicable to a series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price applicable to a series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be

decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price applicable to a series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price applicable to each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property

(other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price applicable to each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price applicable to a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $5.494 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of at least one Preferred Director, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender

of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption.

6.1 General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Preferred Stock shall be redeemed by the Corporation at a price equal to the greater of (A) the applicable Original Issue Price per share, plus all declared but unpaid dividends thereon and (B) the applicable Fair Market Value (determined in the manner set forth below) of a single share of Preferred Stock as of the date of the Corporation's receipt of the Redemption Request (the "**Redemption Price**"), in three (3) annual installments commencing not more than sixty (60) days after receipt by the Corporation at any time on or after June 1, 2025 from the Requisite Holders of written notice requesting redemption of all shares of Preferred Stock (the "**Redemption Request**"). Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. For purposes of this Subsection 6.1, the "**Fair Market Value**" of a single share of Preferred Stock shall be the value of a single share of the series of Preferred Stock as mutually agreed upon by the Corporation and the holders of a majority of the shares of Preferred Stock then outstanding, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Corporation and the holders of a majority of the shares of Preferred Stock then outstanding. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a "**Redemption Date.**" On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Preferred Stock owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies); provided, however, that Excluded Shares (as such term is defined in Subsection 6.2) shall not be redeemed and shall be excluded from the calculations set forth in this sentence. If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

6.2 Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 6, then the shares of Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "**Excluded Shares**." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 6, whether on such Redemption Date or thereafter.

6.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

6.4 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be

automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding, voting together as a single class on an as-converted basis.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and

agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Restated Certificate, the affirmative vote of the holders of a majority of the shares of Preferred Stock then outstanding, voting together as a single class on an as-converted basis, will be required to amend or repeal or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the

validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 13th day of May, 2021.

By: Luca Zambello

Luca Zambello, Chief Executive Officer

CERTIFICATE OF AMENDMENT TO
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
JURNY, INC.

(Pursuant to Section 228 and 242 of the
General Corporation Law of the State of Delaware)

Jurny, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Jurny, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 21, 2018 under the name GuestWiser, Inc.

2. Pursuant to Section 242 of the General Corporation Law, this Certificate of Amendment to Third Amended and Restated Certificate of Incorporation (this "**Amendment**") amends the provisions of the Third Amended and Restated Certificate of Incorporation of this corporation (the "**Certificate**").

3. This Amendment has been approved and duly adopted by the Board of Directors of this corporation and written consent of the stockholders of this corporation has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law, and the provisions of the Certificate.

4. Section 3.2 of Article FOURTH(B) of the Certificate is hereby amended and restated in its entirety to read as set forth below:

"3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed Director**"), the holders of record of the shares of Series Seed-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed-2 Director**" and collectively, with the Series Seed Director, the "**Preferred Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation (each, a "**Common Director**" and collectively, the "**Common Directors**"). Each of the Preferred Directors and the Common Directors shall be entitled to one (1) vote on any action or matter voted on (whether at a meeting or by written consent) by the Board of Directors; provided that, notwithstanding the foregoing, if there are less than three (3) Common Directors then in office, the CEO (as defined in that certain Amended and Restated Voting Agreement dated March 23, 2020, as amended) shall instead be entitled to a number of votes equal to three (3) minus the number of Common Directors then in office (other than and not including the CEO)

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:49 PM 02/24/2022
FILED 03:49 PM 02/24/2022
SR 20220701467 - File Number 7159108

on any action or matter voted on (whether at a meeting or by written consent by the Board of Directors. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding no shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock)."

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the undersigned authorized officer of this corporation has caused this Certificate of Amendment to Third Amended and Restated Certificate of Incorporation to be executed on this 24th day of February, 2022.

Luca Zambello

Luca Zambello
Chief Executive Officer

CERTIFICATE OF AMENDMENT TO
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
JURNY, INC.

(Pursuant to Section 228 and 242 of the
General Corporation Law of the State of Delaware)

Jurny, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Jurny, Inc., and that this corporation was originally incorporated pursuant the General Corporation Law on November 21, 2018 under the name GuestWiser, Inc.

2. Pursuant to Section 242 of the General Corporation Law, this Certificate of Amendment to Third Amended and Restated Certificate of Incorporation (this "Amendment") amends the provisions of the Third Amended and Restated Certificate of Incorporation of this corporation (the "Certificate").

3. This Amendment has been approved and duly adopted by the Board of Directors of this corporation and written consent of the stockholders of this corporation has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law, and the provisions of the Certificate.

4. The first sentence of Article FOURTH of the Certificate is hereby amended and restated in its entirety to read as set forth below:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 15,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock") and (ii) 8,815,099 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock")."

5. The first sentence of Article FOURTH(B) of the Certificate is hereby amended and restated in its entirety to read as set forth below:

> "2,243,970 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Seed Preferred Stock," 1,027,413 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Seed-1 Preferred Stock" and 5,543,716 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Seed-2 Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations."

[*Remainder of page intentionally left blank*]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:20 PM 04/05/2023
FILED 05:20 PM 04/05/2023
SR 20231317038 - File Number 7159108

IN WITNESS WHEREOF, the undersigned authorized officer of this corporation has caused this Certificate of Amendment to Third Amended and Restated Certificate of Incorporation to be executed on this 5th day of April, 2023.

/s/ Luca Zambello
Luca Zambello
Chief Executive Officer

EXHIBIT G TO FORM C

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Jurny is an AI-powered hospitality company - a one-stop property management solution to take short-term rental operations to the next level, with $2.2M in ARR and industry

Jurny is an AI-powered hospitality company– a one-stop property management solution to take short-term rental operations to the next level, with $2.2M in ARR and industry partnerships with major companies including Airbnb, Vrbo and Expedia.

TEAM



Luca Zambello
CEO, Principal Accounting Officer & Board Member

Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. As an expert in AI within the hospitality industry, Luca has been featured in Forbes, Entrepreneur, Bloomberg and other major industry publications."



John G. Waller
Board Member

With more than 20 years experience as a successful entrepreneur, investor, and senior executive of several successful companies, Mr. Waller brings proven ability to establish, grow, and lead multi-million dollar corporations and investment.

Based in Los Angeles, John Waller co-founder 24/7 Media (NASDAQ: TFSM) and REsume.com, which was acquired by Adecco (NYSE: ADO), the world's largest staffing company. Mr. Waller is also the founder and CEO of Green Thumb Ventures, a successful incubator and investment company that funds and develops early stage internet and technology firms. Green Thumb's charter is to finance ideas of early stage companies and facilitate the bringing on of professional management and funding.



Erik Rannala
Board Member

Erik is the co-founder and managing partner at Mucker Capital, a prominent accelerator that has helped develop many successful companies.

Prior to forming Mucker Capital, Erik was most recently at Harrison Metal Capital, where he helped lead one of the original seed-stage "micro-VC" firms in Silicon Valley.

Before Harrison Metal, Erik was most recently vice president of global product strategy and development at TripAdvisor, the world's largest travel site. Prior to TripAdvisor, Erik held a variety of positions at eBay, including leadership of eBay's premium features business, which grew during his tenure to over $400 million in revenue, significantly outpacing overall eBay revenue and transaction growth. Previously, Erik held leadership roles at MVP.com and Accenture, where he was a software developer in Accenture's first practice group dedicated to Internet strategy and development. Erik earlier served at the Domestic Policy Council in the White House.

Erik holds a BS from the



Giovanni Moretto
Chief Technology Officer

16+ years experience in IT industry, ex-entrepreneur with Metide srl. Developed software for several Fortune 500 companies in Europe, like Vodafone and Ducati.

Erik holds a BS from the University of Delaware and an MBA from Duke University.



Gian Marco Ferrara
Director of Artificial Intelligence and Machine Learning

An instrumental AI specialist with comprehensive command of GPT-4 and profound knowledge of Machine Learning. Developed predictive AI system for sports data analysis at Sportradar.



Svitlana Siklitska
Director of Strategic Partnerships

Tech-savvy, with 13+ years of experience working and leading teams in the Saas Industry for large-scale hospitality companies such as RealPage (NASDAQ: RP), Kigo, and BookingPal.



Jason Lopez
Senior Director of Business Development

2X co-founder specializing in the travel, tourism, and hospitality industries. Extensive experience in both startup environments and Fortune 500. 16+ years in sales and marketing, 7+ years successfully building, leading, and scaling SaaS companies.



Kevin Rohani
Board Advisor

Former executive/managing director for leading hotels brands like SBE, Dream Hotel Group and Accor.



Alex Canter
Board Advisor

CEO of Nextbite, online ordering management system for restaurants, for which he's raised $150m in venture funds.



Kevin Morris
Board Advisor

Serial entrepreneur and former CFO of Miso Robotics where he managed raising over $85 million in equity from non-accredited and accredited investors.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Jurny.

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Reservation holders will receive 5% bonus interest.

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LR

Lance Recker
3 days ago

Was the reservation period extended?

0 0

PW

Phillip Wright
2 months ago

Hi, the reservation that i made for Jurny, is for regulation A?

1 0

LZ

Luca Zambello
Jurny • a month ago

Hi Phillip, your reservation is for our upcoming Regulation CF campaign.

0

PW

Phillip Wright
2 months ago

Hi can you please verify that i made a reservation. Phillip Wright

1 0

Luca Zambello
Jurny • a month ago

Hi Phillip, I can verify that we have your reservation in the system. Thank you for your interest in Jurny!

0

DK

Douglas Kinsey
2 months ago

Is this also structured as a convertible note?

1 0

LZ

Luca Zambello
Jurny • 2 months ago

Yes, that is correct, it is a continuation of the existing round.

0

DK

Douglas Kinsey
2 months ago

I tend to agree with Lance. As previous investors on Wefunder, it seems that any loyalty discounts or incentives should accrue to us.

1 1

LZ

Luca Zambello
Jurny • 2 months ago

Hi Douglas, That is, in fact, what is happening. This page is not shared on the StartEngine page and it has only been promoted to our existing investors and close network. That is th...
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0

LR

Lance Recker
2 months ago

when will the reservation period end and when you do plan to end this round once it goes live?

1 0

LZ

Luca Zambello
Jurny • 2 months ago

We haven't set a specific date yet, but the campaign will go live sometime in December and will only be active for three months, in preparation for our Series A.

1

DD

David Dolotta
2 months ago

I am a little confused. You just completed a funding round a few weeks ago and now you are launching another round at a discount to the round you closed on Wefunder. I ...
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7 1

EH

Erich Hontchar-Plank
2 months ago

I think Wefunder was $20M too, right?

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jurny.
COUNTDOWN TO OUR
UPCOMING
FUNDRAISING!

Hello Jurny Community,

We are so excited to announce another fundraising campaign coming up soon! 2023 has been a fantastic year for the company and our platform, and we are excited to invite all our new customers and supporters to become shareholders in Jurny.

We are dedicated to revolutionizing the hospitality industry by making AI, automation, and vertical integration tools to make the infamously complex world of property management easy, accessible, and fast. In the past year we have expanded our partnerships to include Airbnb, Vrbo, Expedia Group, and Turno, and we have experienced record-breaking growth in our customer base and SaaS revenue.

In our last fundraising campaign we raised more than **$3 million and gained more than 900 new investor**s who believe in our product. You can **reserve your investment today**, and be on the lookout for the launch of the next fundraising campaign so you too join us as we work toward becoming the gold standard AI-based tech product for property managers.

Sincerely,
Luca Zambello

Reserve now

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jurny.

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